21002441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEALTHCARE COMMUNITY SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EMPIRE DRIVE
(No. and Street)

RENSSELAER (City) NEW YORK (State) 12144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary Kay Hayes (518) 431-7786
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

4 Tower Place, Executive Park, 7th Flr (Address) ALBANY (City) NEW YORK (State) 12203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mary Kay Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthcare Community Securities Corp, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARC[illegible] JEWETT
Notary Public, State of New York
Qualified in Rensselaer County
Reg. No. 01JE6344397
My Comm[illegible] June 27, 2024

Mary Jewett
Notary Public

Mary Kay Hayes
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years ended December 31, 2020 and 2019

HEALTHCARE COMMUNITY SECURITIES CORPORATION

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Healthcare Community Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Healthcare Community Securities Corporation as of December 31, 2020 and 2019, the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Healthcare Community Securities Corporation's management. Our responsibility is to express an opinion on Healthcare Community Securities Corporation's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Healthcare Community Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Healthcare Community Securities Corporation's financial statements. The supplemental information is the responsibility of Healthcare Community Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as Healthcare Community Securities Corporation's auditor since 1999.

Albany, New York
February 24, 2021

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2020	December 31, 2019
ASSETS		
CURRENT ASSETS		
Cash	$ 8,253,228	$ 6,072,384
Commissions receivable	831,439	801,352
Prepaid expenses and other assets	276,057	248,501
Total current assets	9,360,724	7,122,237
RIGHT-OF-USE ASSET	-	15,289
ASSETS LIMITED AS TO USE	185,039	153,071
DEFERRED TAX ASSET	139,256	144,147
Total assets	$ 9,685,019	$ 7,434,744
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 402,199	$ 437,816
Current portion of accrued lease liability	-	9,113
Current portion of accrued postretirement benefit obligation	1,592	1,494
Due to affiliate	2,807,115	538,932
Total current liabilities	3,210,906	987,355
LONG-TERM LIABILITIES		
Other liabilities	185,039	153,071
Accrued lease liability, net of current portion	-	6,176
Accrued postretirement benefit obligation, net of current portion	60,848	52,859
Total liabilities	3,456,793	1,199,461
STOCKHOLDER'S EQUITY		
Common stock, no par value; 100 shares authorized, issued and outstanding	-	-
Additional paid-in capital	100,000	100,000
Retained earnings	6,071,387	6,071,387
Accumulated other comprehensive income	56,839	63,896
Total stockholder's equity	6,228,226	6,235,283
Total liabilities and stockholder's equity	$ 9,685,019	$ 7,434,744

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,	
	2020	2019
STATEMENT OF INCOME		
Revenues:		
Commissions	$9,021,306	$8,936,384
Consulting fees and other income	403,637	405,997
	9,424,943	9,342,381
Expenses:		
Corporate	2,609,167	2,674,385
Employee compensation and benefits	2,544,629	2,529,377
Other operating expenses	199,858	292,067
Professional fees	592,521	475,001
Occupancy	79,254	81,370
Insurance	99,731	104,263
Consulting	45,000	45,000
	6,170,160	6,201,463
Operating income before taxes	3,254,783	3,140,918
Realized and unrealized gains on investments, net	12,468	19,833
Income before taxes	3,267,251	3,160,751
Income tax expense	(802,362)	(831,824)
Net income	$2,464,889	$2,328,927
STATEMENT OF COMPREHENSIVE INCOME		
Net income	$2,464,889	$2,328,927
Other comprehensive income:		
Post retirement benefits (loss) gain	(7,057)	45,411
Comprehensive income	$2,457,832	$2,374,338

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2020 and 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2019	$ -	$ 100,000	$ 3,742,460	$ 18,485	**$ 3,860,945**
Net income	-	-	2,328,927	-	**2,328,927**
Post employment benefits	-	-	-	45,411	**45,411**
Balance, December 31, 2019	-	100,000	6,071,387	63,896	**6,235,283**
Net income	-	-	2,464,889	-	**2,464,889**
Dividends declared	-	-	(2,464,889)	-	**(2,464,889)**
Post employment benefits	-	-	-	(7,057)	**(7,057)**
Balance, December 31, 2020	$ -	$ 100,000	$ 6,071,387	$ 56,839	**$ 6,228,226**

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,464,889	$ 2,328,927
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	4,891	(23,663)
Amortization	15,289	14,319
Realized and unrealized gains on assets limited as to use	(12,468)	(19,833)
Changes in:		
Commissions receivable	(67,587)	(124,592)
Prepaid expenses and other assets	9,943	(72,645)
Accrued expenses	(35,617)	108,739
Other liabilities	12,468	19,833
Accrued lease liability	(15,289)	(14,319)
Accrued postretirement benefit obligation	1,031	3,498
Cash provided by operating activities	2,377,550	2,220,264
CASH FLOWS FROM FINANCING ACTIVITIES		
(Decrease) increase in due to affiliates other than dividends	(196,707)	255,064
Cash (used in) provided by financing activities	(196,707)	255,064
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,180,844	2,475,328
CASH, Beginning of year	6,072,384	3,597,056
CASH, End of year	$ 8,253,228	$ 6,072,384
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments for income taxes	$ 797,471	$ 855,487
SUPPLEMENTAL DISCLOSURES OF NON-CASH INFORMATION		
Contributions to assets limited as to use through other liabilities	$ 19,500	$ 19,000
Right-of-Use Asset	$ -	$ 29,608
Lease Liability	$ -	$ 29,608
RECONCILIATION OF CASH AND RESTRICTED CASH SHOWN IN THE STATEMENTS OF CASH FLOWS		
Cash and cash equivalents	$ 7,651,104	$ 5,470,260
Restricted Cash	602,124	602,124
Cash	$ 8,253,228	$ 6,072,384

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Healthcare Community Securities Corporation (the Corporation) is a wholly-owned subsidiary of Group Insurance Agency, Inc. (GIA). GIA is a wholly-owned subsidiary of HANYS Services, Inc. (Parent). Parent is a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing investment products and services to HANYS' members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Group Insurance Agency, Inc. (d/b/a HANYS Benefit Services) provides employee benefit programs and group and individual insurance products principally to HANYS' members and their employees.

HANYS Services, Inc. (d/b/a HANYS Solutions (HSI)) is the parent of GIA and other for-profit subsidiaries which provide software products, data analytics, and consulting services primarily to HANYS' members and the national hospital and healthcare market.

HANYS is a membership organization which provides various dues-supported services and programs to non-profit healthcare providers within New York State.

(b) Revenue Recognition/Commission and Other Receivable

Commission revenue on mutual fund and variable annuity transactions is recorded based on the settlement date, which does not differ materially from trade date accounting for such transactions. Consulting Revenue is generated from consulting and advisory services which are recognized as earned. Commissions and other receivable represent revenues earned on these transactions, but not collected by the Corporation.

(c) Current Expected Credit Losses (CECL)

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Corporation has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Corporation has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Corporation identified receivables as impacted by the new guidance. ASC 326 specifies that the Corporation adopt the new guidance prospectively by means of a cumulative-effect

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Current Expected Credit Losses (CECL) (Continued)

adjustment to the opening retained earnings as of the beginning of the first reporting period effective if required. The Corporation determined that no cumulative effective adjustment was required upon adoption.

The Corporation's conclusion that an allowance for credit losses was not required is based on the Corporation's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Corporation's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2020 and 2019, an allowance for credit losses was not considered necessary.

(d) Leases

In accordance with the ASC Topic 842, Leases, we adopted the leasing standard on January 1, 2019. As of December 31, 2019, we recognized operating liabilities of approximately $30,000, with corresponding Right-of-Use (ROU) assets of approximately $30,000, based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases. As of December 31, 2020, the liabilities and corresponding assets were fully amortized as the Corporation exited the operating lease obligation.

(e) Income Taxes

The Corporation is a for-profit corporation under the provisions of the Internal Revenue Code and is included in a consolidated federal income tax return and a combined state return with its Parent. The Parent charges each related entity, including the Corporation, for its share of federal and state income tax expense, as if it filed a separate return. Income tax expense has been provided on income as reported in the statement of income.

The Parent and subsidiaries account for income taxes under the asset and liability method of accounting for income taxes. Under this method, a deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences, tax credit carryforwards and operating loss carry forwards. A valuation allowance is established to reduce deferred tax assets if it is more than likely that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

The Corporation follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Income Taxes (Continued)

will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The Corporation believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

(f) Securities and Exchange Commission Rule 15c3-3 Exemption

The Corporation is a "non-carrying" broker dealer and as such, it does not maintain custody of customer securities and/or cash. The Corporation is not required to maintain a reserve account for the benefit of customers under Rule 15c3-3(k) of the Securities and Exchange Commission.

(g) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Cash

For purposes of the statement of cash flows, the Corporation considers cash to be cash on hand and cash in banks.

The Corporation's cash is deposited with institutions of high credit quality. At times, these amounts may exceed Federal Deposit Insurance Corporation insurance limits.

(i) Assets Limited as to Use

Assets limited as to use include cash and investments held to fulfill deferred compensation obligations. Investments are reported at fair value with realized and unrealized gains and losses recognized in the statement of income. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Corporation follows generally accepted accounting principles for Fair Value Measurements for financial assets, which establishes a hierarchy for inputs used in measuring fair value. Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets. The investments are mutual funds valued at Level 1 inputs.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) *Other Post-Retirement Costs*

Employers' accounting for defined benefit pension and other postretirement plans requires the recognition of a postretirement benefit plan's funded status as either an asset or liability on the balance sheet. The gain or loss and prior service cost or credits that arise during the period, but are not recognized as components of net periodic benefit costs, are recognized as a component of other comprehensive income. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

(j) *Advertising Costs*

The Corporation expenses all advertising costs as incurred. Advertising costs amounted to approximately $15,000 and $23,000 for the years ended December 31, 2020 and 2019, respectively.

(k) *Reclassification*

Certain prior year amounts have been reclassified to conform with current period presentation.

(l) *Subsequent Events*

For purposes of preparing the financial statements, the Corporation considered events through February 24, 2021.

NOTE 2 — RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, HANYS, HSI, and GIA allocate certain administrative and operating expenses ("corporate expenses") and occupancy expenses to the Corporation and are reimbursed by the Corporation on a monthly basis. Corporate expenses allocated from HANYS, HSI, and GIA to the Corporation approximated $2,609,000 and $2,674,000 in 2020 and 2019, respectively. Amounts due to affiliate at December 31, 2020 and 2019 represent the net liability due to HANYS, HSI and GIA for allocated expenses, declared dividends, and the Corporation's share of federal and state income tax expense and is payable in the normal course of business without interest. For the period ended December 31, 2020 dividends of $2,464,889 were declared. There were no dividends declared for the period ended December 31, 2019.

NOTE 3 — OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2020 and 2019 consisted of the following:

	2020	2019
Travel	$ 31,048	$ 113,597
Maintenance and repairs	54,762	54,798
Office supplies and other	32,536	37,623
Telephone	34,985	38,364
Advertising and promotion	14,722	22,907
Licensing fees	30,367	23,640
Direct administrative fees	1,438	1,138
	$ 199,858	$ 292,067

NOTE 4 — EMPLOYEE BENEFIT PLANS

Defined Contribution Retirement Plan

The Corporation participates in HANYS' defined contribution retirement plan. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants' compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the years ended December 31, 2020 and 2019 were approximately $189,000 and $197,000, respectively.

Deferred Compensation Plans

The Corporation has a voluntary deferred compensation plan for the benefit of the Corporation's highly compensated employees. This plan provides for benefits to the employees at the age of retirement (65 years old).

Annual deferrals are based on a percentage of the participant's salary, and are subject to limits under the Internal Revenue Code.

There were two participants in the plan as of December 31, 2020 and 2019. The assets held on behalf of the participants for the plan are reported in the statement of financial position as assets limited as to use and the unfunded obligation is reported as other liabilities. These assets are considered general assets of the Corporation.

Other Post Retirement Benefits

HANYS provides postretirement health and life insurance benefits to all of its subsidiary and related corporations through the Healthcare Association of New York State, Inc. Postretirement Welfare Plan (the "postretirement plan") for certain full-time employees with over five years of service who meet minimum age and service requirements at the time of termination and elect to receive benefits upon retirement. The maximum amount of benefits available to retirees is limited by HANYS' policy.

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

***Other Post Retirement Benefits** (Continued)*

A summary of the Corporation's share of the funded status of the postretirement plan and other plan information is as follows:

	2020	2019
Benefit obligation	$ (62,440)	$ (54,353)
Fair value of plan assets	-	-
Funded status - (unfunded)	$ (62,440)	$ (54,353)
Accrued other postretirement benefit obligation recorded in the statements of financial position - other liabilities	$ (62,440)	$ (54,353)
Items not yet recognized as a component of net periodic pension cost:		
Net gain	$ (56,839)	$ (63,896)
Accumulated other comprehensive income net of deferred tax benefit/expense	$ (56,839)	$ (63,896)
Weighted-average assumptions for net benefit obligation and net benefit cost		
Discount rate	3.20%	4.20%
Rate of compensation increase	0.00%	0.00%

The discount rate used in determining the accumulated postretirement benefit obligation (APBO) was 2.40% and 3.20% as of December 31, 2020 and 2019, respectively. For measurement purposes, an annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed to be 4.5% for Medicare Choice, 8.0% grading to 4% over 4 years for other Medical, and 3% for Dental and Vision.

Healthcare cost trend rates have a significant effect on the future costs and related amounts reported for health care plans. Increasing the assumed healthcare cost trend rate by 1% would increase the APBO by approximately $7,100 and increase the 2020 net periodic postretirement benefit cost by approximately $300. Decreasing the assumed healthcare cost trend rate by 1% would decrease the APBO by approximately $5,800 and decrease the 2020 net periodic postretirement benefit cost by approximately $1,100.

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

Other Post Retirement Benefits *(Continued)*

Components of projected net periodic pension cost for the years ended December 31 are:

	2020	2019
Service cost for benefits earned	$ -	$ 2,010
Interest cost on benefit obligation	1,715	4,013
Gain Amortization	(650)	(2,503)
Periodic benefit cost	$ 1,065	$ 3,520
Employer contribution made	$ 37	$ 20
Benefits paid	$ 37	$ 20

Other changes in plan benefit obligations, which is the only item recognized in other comprehensive income, were as follows:

	2020	2019
Current year actuarial loss (gain)	$ 6,407	$ (47,914)
Amortization of actuarial gain	650	2,503
Total recognized in other comprehensive income	$ 7,057	$ (45,411)

There are no estimated costs that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2021.

Expected benefit payments for the next five years and the five years thereafter, using a December 31 measurement date, are as follows:

2021	$ 1,592
2022	1,631
2023	1,676
2024	1,703
2025	1,724
2026-2030	9,363

NOTE 5 — NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, but not less than $25,000, and that the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2020, the Corporation had net capital of approximately $5,427,000, which was approximately $5,196,000 in excess of its minimum required net capital of approximately $230,000 at December 31, 2020. The Corporation's ratio of aggregate indebtedness to net capital was approximately .64 to 1 for December 31, 2020.

NOTE 6 — PROVISION FOR INCOME TAXES

Federal and state income tax expense attributable to the Corporation for the years ended December 31, 2020 and 2019 were as follows:

	2020	2019
Federal tax expense	$ 620,675	$ 668,303
State tax expense	176,796	187,184
Deferred tax expense (benefit)	4,891	(23,663)
Total income taxes	$ 802,362	$ 831,824

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31, 2020 and 2019 are presented below:

	2020	2019
Deferred tax assets		
Accrued incentive compensation	$ 54,926	$ 69,245
Accrued compensated absences	51,528	42,383
Accrued post retirement liability	32,802	32,519
Net deferred tax assets	$ 139,256	$ 144,147

NOTE 7 — CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of cash accounts which, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. However, the Corporation minimizes the risk of loss by depositing its cash and temporary cash investments with high credit quality financial institutions.

SUPPLEMENTAL INFORMATION

SCHEDULE I

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
As of December 31, 2020

Net Capital	
Total stockholder's equity qualified for net capital	$6,228,226
Deductions and/or charges:	
Non-allowable assets:	
Deferred tax asset	(139,256)
Commissions Receivable - 12b-1 fees	(5,122)
Other commissions receivable over 30 days	(196,220)
Prepaid expenses and other assets	(276,057)
Assets limited as to use	(185,039)
Net capital	$5,426,532
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accrued expenses	$ 402,199
Due to affiliates	2,807,115
Other liabilities	185,039
Accrued postretirement benefit	62,440
Total aggregate indebtedness	$3,456,793
Computation of Basic Net Capital Requirement	
Aggregate Indebtedness divided by 15 (A)	$ 230,453
Minimum net capital requirement (B)	25,000
Net capital requirement (greater of A or B)	$ 230,453
Excess net capital over net capital requirement	$5,196,079
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$5,080,853

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) revised FOCUS report filed on February 24, 2021, and the above schedule as of December 31, 2020.

OTHER REPORTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Healthcare Community Securities Corporation

We have reviewed management's statements, included in the accompanying Healthcare Community Securities Corporation's Exemption Report, in which (1) Healthcare Community Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Healthcare Community Securities Corporation claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2(i) (exemption provisions) and (2) Healthcare Community Securities Corporation stated that Healthcare Community Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Healthcare Community Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Healthcare Community Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Albany, New York
February 24, 2021

Healthcare Community Securities Corporation Exemption Report

Healthcare Community Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2020 from January 1, 2020 to December 31, 2020 without exception.

Healthcare Community Securities Corporation

By:	Mary Kay Hagen	By:	James Kelley
Title:	CFO	Title:	President
Date:	2/24/2021	Date:	02/24/2021